

Mail Stop 3233

October 16, 2015

Benjamin S. Miller
Chief Executive Officer
Fundrise Real Estate Investment Trust, LLC
1519 Connecticut Avenue, NW, Suite 200
Washington, DC 20036

      **Re:    Fundrise Real Estate Investment Trust, LLC**
             **Amendment No. 4 to Draft Offering Statement on Form 1-A**
             **Submitted October 2, 2015**
             **CIK No. 0001645583**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Any adverse changes in Fundrise, LP's financial health could result in Fundrise, LP being unable to fund its distribution support commitment, which could adversely impact our operating performance and the return on your investment, page 23</u>

1. Please revise the second paragraph of this risk factor to eliminate reference to a distribution amount of 15%.

Estimated Use of Proceeds, page 50

2. Footnote 1 indicates that there is no minimum amount required in order to have an initial closing, however, you also state that you if you do not raise $1,000,000 within 12 months you will cancel the offering and release all investors from their commitments. Please reconcile this disclosure. In this regard, we note your reference to a $1,000,000 million minimum sales threshold on page 124 and in your Form of Subscription Agreement. Please revise the disclosure on page 50 or tell us how the $1,000,000 referenced amount does not create a minimum sales threshold.

Shared Services Agreement, page 53

3. It appears that the shared services agreement may be a material contract required to be filed. Please revise your Index to Exhibits and file the shared services agreement with a future amendment or advise us why you do not believe it is required to be filed. Refer to Item 17 of Form 1-A.

4. On page 53 you state that "[t]he fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement." In contrast, on page 14 you state that "[t]he expense reimbursements that we will pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement." Similar disclosure is presented on page 6. Please revise to reconcile these statements or advise.

Minimum Purchase Requirements, page 126

5. We note that your Manager may waive or modify the minimum investment requirement in its sole discretion. Please revise to explain the factors the Manager will take into account in deciding whether to waive the minimum investment requirement and tell us how you will notify investors if you waive or modify the minimum investment requirement.

Exhibits

6. We note that you filed a number of "form of" agreements. We also note that significant disclosure in the offering circular relates to terms contained in the form of exhibits. Please confirm that the final agreements will be the same in all material respects to the "form of" agreements on file. We also note that exhibit 2.2 is an unexecuted copy of the company's Operating Agreement. Please file the executed copy or advise.

You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters.  With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.  Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc:     Via E-mail
        Mark Schonberger
        Goodwin Procter LLP